UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08031043

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51974

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRUDERMAN BROTHERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 HAVEN AVENUE, SUITE 226
(No. and Street)

PORT WASHINGTON	NY	11050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MATTHEW J. BRUDERMAN (516) 767-3515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE, 16TH FLOOR	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 3 1 2008
Washington, DC
101

PROCESSED
APR 0 8 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew J. Bruderman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bruderman Brothers, Inc., as of ~~[illegible]~~ March 24, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York } S.S.
County of Nassau
Sworn to before me this
24th day of March 2008

[signature]
Signature

Chairman
Title

[signature]
Notary Public

PONEET CHANDHOK
NOTARY PUBLIC, STATE OF NEW YORK
NO: 01CH 5000187
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES 8/10/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUDERMAN BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

BRUDERMAN BROTHERS, INC.

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Bruderman Brothers, Inc.

We have audited the accompanying statement of financial condition of Bruderman Brothers, Inc. (the "Company") as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bruderman Brothers, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

New York, New York
March 28, 2008

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman
www.mkllp.com

BRUDERMAN BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$ 8,149	
Marketable security	14,847	
Deposits	240	
TOTAL ASSETS		$ 23,236

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses		$ 10,000
STOCKHOLDER'S EQUITY		
Common stock - par value $0.01; 200 shares authorized; 100 shares issued and outstanding	$ 1	
Additional paid-in capital	50,020	
Accumulated deficit	(36,785)	
TOTAL STOCKHOLDER'S EQUITY		13,236
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 23,236

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Bruderman Brothers, Inc. (the "Company") was incorporated in New York State in January 1996. In February of 2000, the Company became a broker and dealer in securities that is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from rule 15c3-3 of the Securities Exchange Act of 1934.

The Company assists companies seeking to raise debt and equity financing.

Marketable Security

The marketable security is valued at the closing price on the last day of the year.

Income Taxes

The stockholder of the Company elected that the Company be taxed under the provisions of Subchapter "S" of the Internal Revenue Code and the appropriate sections of the New York State Franchise Tax Act. Under those provisions, the Company does not pay federal or state corporate income taxes. The stockholder is liable for individual federal and state income taxes on the Company's taxable income.

Use of Estimates

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Concentration of Credit Risk- Cash

The Company maintains cash balances in one financial institution. The balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. At times, the amount may exceed FDIC limits. At December 31, 2007, the Company's cash balance did not exceed this limit.

NOTE 1 - Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. On February 1, 2008, the FASB deferred the effective date of FIN 48 for nonpublic entities that have not yet issued to third parties a full set of annual financial statements that incorporate the recognition, measurement, and disclosure requirements of FIN 48. The Company is now required to adopt FIN 48 as of January 1, 2008, but is not required to reflect that adoption in its financial statements until the issuance of its financial statements for the year ending December 31, 2008. The Company is currently evaluating the impact of the application of this Interpretation.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This statement defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the application of this Statement.

NOTE 2 - Marketable Security

At December 31, 2007, the marketable security consisted entirely of 300 shares of common stock in The NASDAQ Stock Market, Inc. with a market value of $14,847.

NOTE 3 - Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company's net capital amounted to $10,769 which was $5,769, in excess of its required net capital of $5,000. The Company's net capital ratio was 0.93 to 1 at December 31, 2007.

NOTE 6 - Distributions to Stockholder

During 2007, the Company made various distributions to the Company's sole stockholder totaling $1,672,400.

END